Exhibit 99.1

Sapiens to Present at the 18th Annual Needham Growth Conference

Holon, Israel – December 21, 2015 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that the company will present at the 18th annual Needham Growth Conference, to be held at The New York Palace hotel in New York City on January 12-14, 2016. Sapiens CEO Roni Al-Dor, CFO Roni Giladi, and CMO & Head of Corporate Communications Yaffa Cohen-Ifrah will present on Tuesday, January 12 at 2:50 p.m. (EST). Sapiens’ senior management will be available for one-on-one, or group meetings with investors throughout the conference.

For more information about the conference, or to schedule a meeting with Sapiens' management, please contact your Needham representative directly, or send an email to conferences@needhamco.com.

About the 18th Annual Needham Growth Conference

Needham & Company's 18th Annual Growth Conference (NGC) gives institutional investors, private equity firms and venture capitalists access to over 300 growth companies from a broad range of industries including: communications & enterprise infrastructure; healthcare; industrial technology; Internet, entertainment & consumer; semiconductors & semiconductor equipment; and software & services. This 3-day conference features public and private company presentations, Q&A sessions, and 1-on-1 meetings for qualified investors. This conference is open to clients of Needham & Company, LLC only. For further information, please contact your Needham salesperson.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com